Exhibit 12.1

American Tire Distributors Holdings, Inc.

Statement Regarding: Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands, except ratio amounts)

	Predecessor			Successor
	Twelve months Ended January 3, 2009 (unaudited)	Twelve months Ended January 2, 2010 (unaudited)	Five months Ended May 28, 2010 (unaudited)	Seven months Ended January 1, 2011 (unaudited)	Twelve months Ended December 31, 2011 (unaudited)	Twelve months Ended December 29, 2012 (unaudited)
Consolidated pretax income (loss) from operations	$21,044	$12,258	$(51,303)	$(59,607)	$4,474	$(20,024)
Interest	59,169	54,415	32,669	37,391	67,580	72,918
Interest portion of rent expense	12,390	15,822	6,599	9,738	19,499	24,652

Earnings	$92,603	$82,495	$(12,035)	$(12,478)	$91,553	$77,546

Interest	$59,169	$54,415	$32,669	$37,391	$67,580	$72,918
Interest portion of rent expense	12,390	15,822	6,599	9,738	19,499	24,652

Fixed Charges	$71,559	$70,237	$39,268	$47,129	$87,079	$97,570

Ratio of Earnings to Fixed Charges	1.29	1.17	— (a)	— (b)	1.05	—	(c)

(a)	In the five months ended May 28, 2010, earnings were insufficient to cover fixed charges by $51.3 million
(b)	In the seven months ended January 1, 2011, earnings were insufficient to cover fixed charges by $59.6 million
(c)	In the twelve months ended December 29, 2012 earnings were insufficient to cover fixed charges by $20.0 million